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                                   File Nos. 70-7950/70-8555


                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

                     NEES GLOBAL , INC. (NG)
        (Formerly NEES GLOBAL TRANSMISSION, INC. (NGT))


     In accordance with the orders of the Securities and Exchange Commission dated September 4, 1992 and May 15, 1995, the following is a report for the second quarter of 1998:

     1.   Effective May 1, 1998, NGT changed its name to NEES Global, Inc.
          (NG). NG is a Massachusetts corporation which was formed in January 1992. NG was not capitalized until October 13, 1992 when one thousand shares of NG common stock were issued to New England Electric System (NEES).

          NG is a party to an agreement with a company located in Pennsylvania to provide ongoing work as a subcontractor for electric meter retrofit services. The work took place in Massachusetts. No revenue was recognized in the second quarter of 1998.

          NG is a party to an agreement to provide construction related services at a job site in Minnesota. Revenue in the amount of $3,000 was recognized in the second quarter of 1998.

          NG entered into agreements with companies located in Virginia, Michigan, Maine, Illinois, Maryland, and Vermont to provide consulting services. A total of $183,000 in revenue was recognized in the second quarter of 1998.

          In the second quarter of 1998, NG invested $153,000 to maintain a one percent interest in AllEnergy Marketing Co., LLC., an affiliated "energy-related company" within the meaning of Rule 58 of the Act.

     2. As of June 30, 1998, NEES had purchased 1,000 shares of NG common stock and had made subordinated loans totaling $14,749,000 to NG.

     3. As of June 30, 1998, NG employed no permanent personnel. However, during the three-month period ending June 30, 1998, 77 employees of associated companies of NEES billed portions of their time to NG.

     4. As of June 30, 1998, NG had not purchased or received from associated companies of NEES any intellectual property.

     5. During the three-month period ending June 30, 1998, NG received legal, financial, and other administrative services from New England Power Service Company, amounting to $336,000.
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     6.   Attached in Exhibits A through C are the consolidated financial statements of NG. These statements include a balance sheet, income statement, and statement of cash flows. All significant intercompany transactions have been eliminated.

          In May 1995, NG invested $1,000,000 in Separation Technologies, Inc. (STI). This investment is in the form of 153,846 shares of 6% cumulative convertible preferred stock. NG also provides maintenance services for STI equipment on an as needed basis, for which no revenue was recognized in the second quarter of 1998.

          In July 1996, NG invested $475,000 in Monitoring Technologies, Inc. This investment is in the form of 271,429 shares of Series E convertible preferred stock.

          In July 1997, NG invested $1,000,000 in Underwater Unlimited Diving Services, Inc. in the form of 200,000 shares of Convertible Nonvoting Preferred Stock.

          In the second quarter of 1998, NG invested $20,000 in HydroServ Group, LLC. The total initial capital contribution to date is $210,000.

          In August 1997, NG invested $1,400,000 in Nexus Energy Software, Inc. in the form of 1,000,000 shares of Series A Preferred Stock.

          On June 25, 1998, New England Water Heater Co., Inc., an energy-related company, became a wholly-owned subsidiary of NG in accordance with Rule 58 of the Act. The company's balance sheet is consolidated with NG.




                           SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-7950 and 70-8555) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           NEES GLOBAL, INC.



                               s/Anthony C. Pini
                           By: _________________________________
                               Anthony C. Pini
                               President


Date:  September 1, 1998